[CapitalSource Letterhead]
September 23, 2010
VIA EDGAR
Ms. Kathryn McHale
Mr. Michael R. Clampitt
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc. Form 10-K for the year ended December 31, 2009 Schedule 14A Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 File No. 001-31753
Dear Ms. McHale and Mr. Clampitt:
This letter responds to the staff’s comments set forth in your letter addressed to CapitalSource Inc. (the “Company”) dated August 25, 2010 regarding the Company’s Form 10-K for the year ended December 31, 2009, Schedule 14A, and Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. Our responses to the staff’s comments are set forth below the text of each comment from your letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Loan Products, Service Offerings and Investments, page 5
1.	Please revise your credit risk management discussion in the MD&A in future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements.
Response: We will revise future filings as requested.

Statistical Disclosures
Table 8. Non-performing and Potential Problem Loans, page 32
2.	We note in your tabular presentation on page 33 that commercial non-performing loans have increased from $431.37 million as of December 31, 2008 to $545.63 million as of December 31, 2009. In addition, we note that the level of charge-offs for these loans increased in 2009 while the allowance for loan losses allocated to the loan category decreased at December 31, 2009 from December 31, 2008. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit quality in the commercial loan portfolio with the changes in your allowance for loan losses allocated to this category.
Response: The allowance for loan losses for commercial loans decreased from December 31, 2008 to December 31, 2009 for two primary reasons. First, the unpaid balance of non-impaired commercial loans decreased during that time period leading to a decrease in the general allowance attributable to those loans. Second, the level of specific allowances on the impaired loans decreased as charge offs were taken against those loans. Thus, the carrying value of our impaired loans already reflected the incurred losses that we expected to realize.
As of December 31, 2008, the unpaid principal balance of non-impaired commercial loans was $5.6 billion and the general reserves allocated to that portfolio were $243.2 million, representing an effective reserve percentage of 4.3%. As of December 31, 2009, the unpaid principal balance of non-impaired commercial loans had decreased to $4.5 billion, a reduction of $1.1 billion or 20.2%, due to loan payoffs, principal payments, loan sales and loans newly classified as impaired. As of December 31, 2009, the general reserves allocated to that portfolio had decreased to $207.1 million, a reduction of $36.1 million or 14.8%. Despite the reduction in the absolute dollar amount of general reserves, the general reserve as a percentage of the non-impaired commercial loan portfolio actually increased to 4.6%, an increase of 30 basis points.
We employ a formal quarterly process to both identify impaired loans and record appropriate specific reserves based on available collateral and borrower-specific information. As of December 31, 2008, the total unpaid principal balance of impaired commercial loans was $475.7 million, which includes commercial non-performing loans of $431.4 million, and the specific allowances attributable to that portfolio were $63.3 million. Additionally, as of December 31, 2008, $182.4 million of the original legal balance of that portfolio had already been previously charged off as full collection was deemed remote for portions of these loans. The total prior charge offs and specific reserves as of December 31, 2008 of $245.7 million represented an expected total loss of 37.3% of the legal balance of $658.1 million (the December 31, 2008 balance plus amounts previously charged off). As of December 31, 2009, the unpaid principal balance of impaired commercial loans was $549.4 million, which includes $545.6 million of commercial non-performing loans, and the specific allowances attributable to that portfolio were $38.4 million. Additionally, as of December 31, 2009, $240.9 million of the original legal balance of that portfolio had already been previously charged off as collection was deemed remote for portions of these loans. The total prior charge offs and specific reserves as of December 31, 2009 of $279.3 million represented an expected total loss of 35.3% of the legal balance of $790.3 million (the December 31, 2009 balance plus amounts previously charged off). In summary, as compared to December 31, 2008, there was a decrease in the total level of specific reserves allocated to impaired loans; however, the expected total losses on the impaired commercial loans as measured as a percentage of the legal balance remained relatively consistent as of December 31, 2009.
We will revise future filings as requested.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill Impairment, page 117
3.	We note your disclosure on page 117 that you did not record goodwill impairment during 2009 on your $173.1 million goodwill balance. In addition, we note the company’s market capitalization continued to decrease from 2008 to 2009 and you recorded net losses for the past two fiscal years. Please tell us and include in future filings the following additional information regarding your goodwill impairment test performed:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: As noted on page 117 of our December 31, 2009 Form 10-K, our goodwill was entirely attributable to the July 2008 acquisition of CapitalSource Bank. Our annual test for goodwill impairment was performed as of December 31, 2009 on CapitalSource Bank, which represents the reporting unit level. We engaged an independent third party valuation specialist to perform a valuation of CapitalSource Bank as of December 31, 2009. Using the techniques noted below, the valuation indicated values of CapitalSource Bank ranging from $951 million to $1.3 billion. The range of values computed in the valuation exceeded CapitalSource Bank’s carrying value of $868 million as of December

31, 2009 by $83 million, or 9.6%, to $456 million, or 52.5%. Accordingly, we concluded that goodwill was not impaired.
The valuation specialist used the following four valuation approaches to compute values of CapitalSource Bank:
•	Price to tangible book value based on public market comparable banks: This method calculated the median price to tangible book value for a comparable set of banks based upon capital levels, asset composition and problem asset levels. This median level was applied to the CapitalSource Bank tangible book value to calculate a value.

•	Return on tangible equity to price / tangible book value regression: This method performed a regression analysis based upon the relationship between the return on tangible book value and the price to tangible book value ratio for a comparable set of banks. This regression was used to calculate a price to tangible book value level for CapitalSource Bank based on its return on tangible book value.

•	Standalone discounted cash flows to equity holders: This method calculated the expected cash flows to the equity holders for the years 2010 to 2014 and calculated a terminal value at the end of 2014 based upon expected 2015 earnings. A range of values was determined utilizing a range of discount rates and a range of price to earnings multiples for the 2014 terminal value.

•	Select merger and acquisition precedent transactions: This method utilized the price to tangible book value multiple for several recent bank merger and acquisition transactions. The calculated multiple was then used to determine a value for CapitalSource Bank based upon its tangible book value.
The price to tangible book value based on public market comparable banks valuation approach yielded the lowest value in the range of values computed by the valuation specialist. For the price to tangible book value based on public market comparable banks valuation approach, the valuation specialist selected 24 comparable banks based on size, capitalization, concentration of commercial and industrial loans and having a similar number of nonperforming assets. These comparable banks had a median price to tangible book value of 1.55x. To consider the degree of uncertainty in the valuation approach, the valuation specialist applied +/- 10% to the price to tangible book value multiple assumption to generate a range of values.
We assessed the appropriateness of the underlying assumptions and methodologies used in all four valuation approaches, which were found to be reasonable and consistent with prior year’s independent third party valuation given the changes in the economy in 2009 and the performance of CapitalSource Bank. Several of the methods based the calculation of value on a comparison with a set of public banks, which may or may not be consistent with what a buyer of CapitalSource Bank might consider as comparables.
The valuation of CapitalSource Bank may be negatively impacted by continued operating losses or a downturn in the economy causing banks to trade at reduced multiples of price to tangible book value. We will continue to test goodwill for impairment at least annually, and more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.
We will revise future filings as requested.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Part 1. Financial Information (Unaudited)
Consolidated Statements of Operations, page 4
4.	We note that you had a net gain on investments of $16.34 million during the six months ended June 30, 2010. In addition, we note you recorded other-than-temporary impairment (OTTI) of $2.5 million during the period on your available-for-sale securities and investments carried at cost. In future filings please present your OTTI charge recognized in earnings and in other comprehensive income separately in accordance with ASC 320-10-45-8A.
Response: As noted on page 14 of our Form 10-Q for the quarterly period ended June 30, 2010, OTTI recorded on available-for-sale securities for the six months ended June 30, 2010 was $0.3 million and was entirely credit-related and recognized in earnings. There was no OTTI recognized in other comprehensive income for available-for-sale securities, and the $0.3 million represents the entire write-down taken on these securities to fair value. OTTI recorded on investments carried at cost for the six months ended June 30, 2010 was $2.2 million, which is not subject to the disclosure requirements included in ASC 320-10-45-8A.
To the extent material, we will revise future filings as requested.
Notes to the Unaudited Consolidated Financial Statements
Note 5. Commercial Lending Assets and Credit Quality
Loans Held for Sale, page 11
5.	We note that during the fiscal year 2009 you transferred $130.7 million of loans that were originally classified as held for investment to held for sale and there were no similar loan transfers during 2008. We also note that during the six-months ended June 30, 2010 you transferred an additional $92.8 million of loans to held for sale. Please tell us and revise future filings to disclose the reasons for these loan sales (i.e. liquidity, asset quality deterioration, etc.) in addition to an understanding of the increase during the current year.
Response: Our analysis to determine when we should seek to sell a loan considers several factors and is performed on a loan-by-loan basis. In the past, we have considered any or all of the following factors:
•	the credit quality of the loan,

•	any financing secured by the loan and any related requirements related to the release of liens and use of sales proceeds,

•	the potential sale price relative to our loan valuation,

•	our liquidity needs, and

•	the resources necessary to ensure an adequate recovery if we continued to hold the loan.
When our analysis indicates that the proper strategy is to sell a loan, we initiate a sales process and designate the loan as held for sale as we no longer can assert that we have the intent and ability to hold the loan for the foreseeable future.
The increase in the amount of loans transferred to held for sale during the six months ended June 30, 2010 has been driven primarily by the following two circumstances:
•	We decided to sell certain impaired loans as part of our workout strategy for those loans. For loans with a carrying value of $61.0 million, we determined that the likely exit strategy for these impaired loans was a sale such that we no longer had the ability and intent to hold the loans for the foreseeable future. Accordingly, the loans were designated as held for sale. Overall, this approach and amount related to loan workouts are consistent with the activity recorded during the year ended December 31, 2009.

•	During July 2010, we transferred our residual ownership interests in our 2006-A loan securitization and delegated the collateral management duties of the loans owned by that securitization to a third party. To simplify the ongoing asset management process for certain of the loans held by 2006-A, we also agreed to sell to the buyer certain participations in those loans held outside of the 2006-A securitization and recorded on our balance sheet. We transferred $31.8 million of loans to held for sale during the six months ended June 30, 2010 related to the participations that we agreed to sell.
We will revise future filings as requested.
6.	We note you have $58.44 million of loans held for sale at June 30, 2010 and that $51.4 million of these loans are classified as nonaccrual. Please tell us the following related to your nonaccrual loans held for sale:
•	When these loans were classified as nonaccrual, before or after their transfer to held for sale;

•	Whether you have nonaccrual loans with similar characteristics in your held for investment portfolio; and

•	How you determined which nonaccrual loans to sell and which ones to hold for investment.

Response: Of the $51.4 million of loans held for sale that were classified as non-accrual as of June 30, 2010, $45.8 million, or 89%, were classified as non-accrual prior to their transfer to held for sale.
As of June 30, 2010, there were other non-accrual loans with similar characteristics that were classified as held for investment as we have the ability and intent to hold these loans for the foreseeable future.
When our analysis indicates that the proper workout strategy is to sell the loan, we initiate a sales process and designate the loan as held for sale as we can no longer assert that we have the ability and intent to hold the loan for the foreseeable future.
Loans Held for Investment, page 11
7.	We note the continued deterioration in your asset quality and specifically the increase in non-accrual loans from $0.42 billion at December 31, 2008 to $1.1 billion at December 31, 2009 and $1.07 billion at June 30, 2010. Considering this significant deterioration and the resulting impact on your key performance ratios, please tell us and revise your future filings beginning with your next Form 10-Q to disclose the following:
•	Separately disclose and quantify by each major category of loans in your portfolio your nonaccrual loans, loans over 90 days past due and still accruing, and any troubled debt restructurings similar to that provided on page 33 of your 2009 Form 10-K;

•	Disclose potential problem loans by each major category of loans; and

•	Provide a rollforward of the allowance for loan losses similar to that provided on page 34 of your 2009 Form 10-K and provide the ratio of net charge-offs during the period to average loans outstanding during the period.
Please provide the above disclosures for the consolidated loan portfolio and for each reportable segment, as applicable. Refer to Item 303(b) of Regulation S-K and General Instruction 3(d) of Industry Guide III.
Response: The outstanding unpaid principal balances of non-performing loans in our loan portfolio by category as of June 30, 2010 were as follows:

	CapitalSource	Other Commercial
	Bank	Finance	Total

	($ in thousands)
Non-accrual loans
Commercial	$41,883	$319,188	$361,071
Real estate	157,121	126,384	283,505

	CapitalSource	Other Commercial
	Bank	Finance	Total

	($ in thousands)
Real estate – construction	193,406	288,418	481,824

Total loans on non-accrual	$392,410	$733,990	$1,126,400

Accruing loans contractually past-due 90 days or more
Commercial	$—	$16,912	$16,912
Real estate	—	—	—
Real estate – construction	—	70,369	70,369

Total accruing loans contractually past-due 90 days or more	$—	$87,281	$87,281

Troubled debt restructurings
Commercial	$—	$90,600	$90,600
Real estate	35,671	4,516	40,187
Real estate – construction	49,345	27,017	76,362

Total troubled debt restructurings	$85,016	$122,133	$207,149

Total non-performing loans
Commercial	$41,883	$426,700	$468,583
Real estate	192,792	130,900	323,692
Real estate – construction	242,751	385,804	628,555

Total non-performing loans	$477,426	$943,404	$1,420,830

As of June 30, 2010, the outstanding balances of our potential problem loans by category were as follows:

	CapitalSource	Other Commercial
	Bank	Finance	Total

($ in thousands)
With specific allowance on principal
Commercial	$—	$—	$—
Real estate	—	—	—
Real estate – construction	—	—	—

Total with specific allowance on principal	—	—	—

Without specific allowance on principal
Commercial	—	93,445	93,445
Real estate	—	6,181	6,181

	CapitalSource	Other Commercial
	Bank	Finance	Total

	($ in thousands)
Real estate – construction	—	—	—

Total without specific allowance on principal	—	99,626	99,626

Total potential problem loans	$—	$99,626	$99,626

Changes in the allowance for loan losses by category for the six months ended June 30, 2010 were as follows:

		Other Commercial
	CapitalSource Bank	Finance	Total

	($ in thousands)
Balance as of beginning of period	$152,508	$434,188	$586,696
Charge offs:
Commercial	(44,901)	(86,800)	(131,701)
Real estate	(258)	(9,640)	(9,898)
Real estate – construction	(35,164)	(67,367)	(102,531)

Total charge offs	(80,323)	(163,807)	(244,130)

Recoveries:
Commercial	—	244	244
Real estate	—	53	53
Real estate – construction	—	6	6

Total recoveries	—	303	303

Net charge offs	(80,323)	(163,504)	(243,827)
Transfers to held for sale (1)	(422)	(8,016)	(8,438)
Increase to allowance charged to operations	92,798	151,404	244,202

Balance as of end of period	$164,561	$414,072	$578,633

Net charge offs as a percentage of average loans outstanding (annualized)	5.0%	6.8%	6.1%

(1)	Amount represents charge offs on loans reclassified to held for sale.
We will revise future filings as requested.
8.	In addition, given the significant increase in your nonperforming loans and in an effort to promote greater transparency within your disclosure, please tell us and revise your future filings to disclose the following for your loan portfolio and by each reportable segment:

•	Discuss whether the increase in nonperforming loans relate to a few large credit relationships or several small credit relationships or both;

•	If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
o	the type of loan and industry (commercial, commercial real estate, construction, etc.);

o	when the loan was originated;

o	the allowance for loan losses associated with the loan, as applicable;

o	when the loan became non-accrual;

o	the underlying collateral supporting the loan;

o	the last appraisal obtained for the loan, as applicable; and

o	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
•	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

•	Disclose any remediation efforts you have taken, or plan to take, to collect on these loans.
Response: The increase in the non-performing loan balance from December 31, 2009 to June 30, 2010 consists of a few large credit relationships as well as a number of smaller credit relationships. There are 123 credit relationships in the non-performing portfolio as of June 30, 2010, and the largest ten relationships in the non-performing portfolio represent $656.0 million, or 46.2%, of the non-performing loan portfolio.
See Schedule A for a detail of the ten largest non-performing credit relationships as of June 30, 2010.
Although we have historically disclosed delinquency information in the aggregate, in future filings we will disclose delinquency information by loan type. Delinquency is a factor that is considered in deriving loan ratings, which impact the general reserve for non-impaired loans. Delinquency can also present an indicator of impairment, potentially resulting in a specific allowance for a loan. To determine whether a specific reserve is necessary, we first assess every special mention or worse loan for impairment and a delinquent loan has an increased likelihood of being classified as special mention or worse. Our general reserve factors are higher as the loan’s classification deteriorates.

Our remediation efforts on problem loans are based upon the characteristics of each specific situation. The various remediation efforts that we may undertake include, among other things, one or a combination of the following:
•	request that the equity owners of the borrower inject additional capital,

•	require the borrower to provide us with additional collateral,

•	request additional guaranties or letters of credit,

•	request the borrower improve cash flow by taking actions such as selling non-strategic assets or reducing operating expenses,

•	modify the terms of our debt, including the deferral of principal or interest payments, where we will appropriately classify the modification as a troubled debt restructuring,

•	initiate foreclosure proceedings on the collateral, or

•	sell the loan in certain cases where there is an interested third party buyer.
We will revise future filings as requested.
9.	We note your disclosure on page 12 that loans were restructured in troubled debt restructurings (TDRs) totaled $531.4 million, $921.3 million, and $589.1 million at June 30, 2010, December 31, 2009, and December 31, 2008. Further, we note per review of page 33 in your 2009 Form 10-K that there are TDRs still accruing interest. Please tell us as of June 30, 2010 and revise your future filings to disclose the following:
•	Your policy regarding how many payments the borrower needs to make on the restructured loans before your return the loan to accrual status;

•	The amount of TDRs that are considered impaired, the amount that are classified as non-accrual and those accruing, and the amount charged-off during the period;

•	To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

•	Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

Response: We note that your comment indicated loans restructured in troubled debt restructurings (“TDRs”) totaled $921.3 million and $589.1 million as of December 31, 2009 and 2008, respectively. However, the ending balances of loans restructured in TDRs disclosed in our Form 10-K as of December 31, 2009 and 2008 were $426.4 million and $381.4 million, respectively.
To return a non-accrual restructured loan to accrual status, the borrower is required to demonstrate sustained payment performance for a minimum of six months for an amortizing loan with monthly payments.
As of June 30, 2010, all of our loans that were restructured in troubled debt restructurings are classified as impaired loans. As of June 30, 2010, the ending balance of loans that had been restructured in TDRs was $531.4 million with $325.2 million classified as non-accrual, and the remaining $206.2 million were accruing. We recorded charge offs related to these restructured loans of $80.6 million for the six months ended June 30, 2010.
Our concession strategies are intended to minimize our economic losses as borrowers experience financial difficulty and provide an alternative to foreclosure. The success of these strategies is highly dependent on our borrowers’ ability and willingness to repay under the restructured terms of their loans. Continued adverse changes in the economic environment or in borrower performance could negatively impact the outcome of these strategies.
A summary of concessions granted in TDRs by loan type, including the accrual status of the loans as of June 30, 2010 was as follows:

	June 30, 2010
	Non-accrual	Accrual	Total
	($ in thousands)
Commercial
Interest rate and fee reduction	$18,567	$14,659	$33,226
Maturity extension	122,718	37,927	160,645
Payment deferral	22,494	3,885	26,379
Multiple concessions	56,899	33,654	90,553

	220,678	90,125	310,803

Commercial Real Estate
Interest rate and fee reduction	2,270	—	2,270
Maturity extension	27,414	35,455	62,869
Multiple concessions	—	4,460	4,460

	29,684	39,915	69,599

Commercial Real Estate Construction
Maturity extension	46,001	—	46,001
Multiple concessions	28,820	76,183	105,003

	74,821	76,183	151,004

Total TDRs	$325,183	$206,223	$531,406

We measure the success of our modifications by assessing if the modified loans perform under the new contractual terms. As of June 30, 2010, approximately 38.5% of the balance of our loans restructured as TDRs had incurred losses since their initial restructuring. These losses are incorporated into the historical loss factors that are used in the determination of the allowance for loan losses on our non-impaired loans. Additionally, all loans that have been restructured in a TDR to date are considered impaired and are evaluated individually each quarter for specific reserves.
We will revise future filings as requested.
10.	In addition, for the restructured loans that are still accruing interest please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and address the following:
•	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

•	For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrued interest. If you continued to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

•	Tell us and disclose if you revised any of your TDRs accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.
Response: For a loan that accrues interest immediately after that loan is restructured in a TDR, we generally do not charge off a portion of the loan as part of the restructuring. If a portion of a loan has been charged off, we will not accrue interest on the remaining portion of the loan if the charged off portion is still contractually due from the borrower. However, if the charged off portion of the loan is legally forgiven through concessions to the borrower, then the restructured loan may be placed on accrual status if the remaining contractual amounts due on the loan are reasonably assured of collection. In addition, for certain TDRs, especially those involving a commercial real estate loan, we may split the loan into a performing A note and B note, placing the A note on accrual and charging off the B note.

Our evaluation of whether collection of interest and principal is reasonably assured is based on the facts and circumstances of each individual borrower and our assessment of the borrower’s ability and intent to repay in accordance with the revised loan terms. We generally consider such factors as historical operating performance and payment history of the borrower, indications of support by sponsors and other interest holders, the terms of the modified loan, the value of any collateral securing the loan and projections of future performance of the borrower.
We did not revise any of our TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 since we believed our accounting policies were already compliant with the guidance.
We will revise future filings as requested.
Foreclosed Assets, page 13
11.	We note your foreclosed assets policy here and on page 117 of the 2009 Form 10-K. In addition, we note that your valuation adjustments for subsequent losses on foreclosed assets are recorded as a valuation allowance. Please tell us how you have complied with the guidance in ASC 310-40-40 and ASC 360-10-35 that a long-lived asset received in satisfaction of a receivable and held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell and subsequent write-downs recognized as losses.
Response: Upon foreclosure of a loan, we measure any foreclosed assets received in satisfaction of the loan at fair value less cost to sell as prescribed by ASC 310-40-40-3. We record a charge off to the extent that the carrying value of the loan prior to the foreclosure exceeds the fair value less cost sell of the foreclosed asset received, and this charge off establishes a new cost basis for the foreclosed asset received.
Subsequent to the foreclosure, we account for any foreclosed asset received in satisfaction of the loan the same as if that foreclosed asset had been acquired for cash in accordance with ASC 310-40-40. We recognize an unrealized loss for any subsequent decrease in the fair value as a component of net expense of real estate owned and other foreclosed assets in our consolidated statement of operations. We also establish a valuation allowance on the foreclosed asset for the decrease in fair value. We believe that our procedures related to long-lived assets received in satisfaction of a receivable and held for sale are in accordance with ASC 310-40-40 and ASC 360-10-35.
Note 6. Investments, page 14
12.	We note from your disclosures beginning on page 14 that you recorded $0.3 million credit related impairment charge on your available-for-sale securities portfolio and $2.2 million on your investments carried at cost during the six months ended June 30, 2010. In addition, we note during 2009 you recorded $13.6 million of credit-related impairment on your available-for-sale securities portfolio and $13.2 million on your investments carried at cost. Please revise future interim and annual filings to include the disclosures related to an impairment charge required by ASC 320-10-50-6 through ASC 320-10-50-8.
Response: As noted on page 14 of our Form 10-Q for the quarterly period ended June 30, 2010, OTTI recorded on available-for-sale securities for the six months ended June 30, 2010 was $0.3 million and was entirely credit-related. There was no OTTI recognized in other comprehensive income for available-for-sale securities, and the $0.3 million represents the entire write-down taken on these securities to fair value.
To the extent material, we will revise future filings as requested.
Note 18. Fair Value Measurements, page 36
13.	We note your disclosure on page 38 that you rely on different valuation approaches for your determination of the fair value of your collateral-dependent impaired loans, other real estate owned, and other foreclosed assets. Please tell us and revise your future filings to disclose the following:
•	How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans, other real estate owned, and other foreclosed assets.

•	How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type please disclose that as well.

•	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

•	Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Response: Our non-homogeneous portfolio of loans contains several different asset classes for which the ultimate collection of the loan may depend upon the sale of the collateral that secures the loan. When these loans become impaired or when we take possession of the underlying collateral through foreclosure or other means, valuation of the collateral is required to determine the level of impairment to be recorded.
Our determination of the appropriate method to use in the measurement of impairment depends on several factors including:
•	the type of collateral that we are evaluating,

•	the age of the most recent appraisal performed on the collateral, and

•	the time required to obtain an updated appraisal.
The most common asset class of collateral-dependent loans that required impairment measurement as of June 30, 2010 was commercial real estate. When commercial real estate or other real estate owned requires valuation, we seek to obtain an updated third-party appraisal to estimate that value. In situations where we are unable to obtain an updated appraisal within the necessary timeframe, we will consider internally developed estimates that utilize assumptions and calculations similar to those customarily utilized by third-party appraisers. As the owner of a regulated bank, we maintain an internal appraisal review process that is performed by our certified, in-house appraisers.
Our other foreclosed assets are comprised primarily of consumer loans that we received upon foreclosure of loans to other lenders that had been secured by those underlying consumer loans. Valuation of that collateral, which often is a pool of many small balance loans, is typically performed utilizing internally developed estimates, which rely upon default and recovery rates, market discount rates and the underlying value of collateral supporting the consumer loans, which may be supported by appraisals or broker price opinions.
Finally, if we have a negotiated agreement to sell a collateral-dependent loan or other real estate owned asset, we will rely upon that negotiated sales price to determine the fair value of the loan or other real estate owned asset.
The frequency with which we obtain updated third-party appraisals depends upon the specific real estate asset and its classification. For performing commercial real estate loans with no indicia of impairment, we typically do not update our appraisals subsequent to closing. Our commercial real estate loans tend to have relatively short maturities of three to five years. If a loan modification, renewal, or extension is requested during the initial term of the loan, we may obtain an updated appraisal. For loans deemed impaired, we seek to obtain an updated appraisal as of the date the loan is deemed impaired to measure the amount of impairment. If we are unable to obtain an updated appraisal on the date of impairment within the necessary timeframe, we may seek to obtain an updated appraisal shortly thereafter to confirm our internally developed estimates.

Utilizing our internally developed estimates and our internal appraisal review function, we may make adjustments to fair value. The appraisal value may be discounted by a percentage that is determined by analyzing the change in market conditions since the appraisal, consulting databases, comparable market sale prices, brokers’ opinions of value and other relevant data. In addition, we will estimate sales costs and consider the time to realize a sale to establish an appropriate measurement amount under ASC 310-10-35.
As indicated above, we may make adjustments for outdated appraisals by analyzing the changes in market conditions and asset performance since the appraisal was performed. For impaired loans, these adjustments may increase or decrease the specific reserve associated with the loan and thereby impact our allowance for loan losses. As the specific reserves we record on impaired loans impact the historical loss data we utilize to calculate our general allowance, these adjustments may have an impact on our allowance for loan losses associated with our non-impaired loans.
When we utilize internally developed estimates to determine the fair value of real estate collateral, our calculations utilize the same types of assumptions as utilized by third-party appraisers. We utilize internally developed estimates when a third party appraisal is not available on a timely basis or would by unnecessarily costly to obtain given the large number of small balance consumer loans in the portfolio. Similar to third-party appraisers, we will utilize asset performance data, asset characteristics, comparable transactions, market capitalization rates and other data to calculate value. In certain situations where our internal appraisal review process determines that assumptions utilized by a third-party appraiser are inappropriate, we may make adjustments as deemed necessary. These situations include when the third party appraiser utilizes inaccurate or irrelevant asset performance data or non-representative comparable sales examples.
We will revise future filings as requested.
14.	We note your disclosure on page 37 that loans held for sale are carried at the lower of cost or fair value and that fair values are determined through either actual market transactions (Level 2) or through internally developed valuation models (Level 3). In addition, we note from your disclosure on page 11 that you had loans held for sale of $51.4 million classified as non-accrual. Please tell us and revise future filings for the following related to these non-accrual loans held for sale:
•	Provide a breakdown of these loans by type (real estate, commercial, etc.);

•	Disclose the fair value write-down recorded for nonaccrual loans held for sale during the period;

•	Given your disclosure on page 43 that all loans held for sale are classified as Level 2 assets, please explain how their fair values are determined through actual market transactions.

Response: As of June 30, 2010, non-accrual loans held for sale were as follows ($ in thousands):

Commercial	$1,589
Real estate	27,204
Real estate – construction	22,629

Total non-accrual loans held for sale	$51,422

The fair value write-down recorded for non-accrual loans held for sale during the six months ended June 30, 2010 was $5.6 million. The nonaccrual loans held for sale were considered Level 2 assets in our fair value measurements disclosure because we entered into agreements to sell those specific loans to third parties.
We will revise future filings as requested.
Note 20. Subsequent Event, page 48
15.	We note your disclosure on page 48 that during July 2010 you sold your equity interest in the 2006-A securitization trust. In addition, we note you own a beneficial interest related to the trust with a face value of $124.8 million and a fair value of $15.2 million. Please clarify for us if you retained or repurchased this beneficial interest and the value recorded for the interest in the balance sheet.
Response: In December 2006, we consummated a commercial loan securitization transaction that resulted in a consolidated affiliate (“2006-A”) issuing debt securities to third parties. As part of that securitization transaction, we retained subordinated interests in the consolidated affiliate. In 2009 and 2008, we repurchased certain of the debt securities previously issued to third parties. In July 2010, we sold the subordinated interests that we had previously retained as part of the 2006 securitization transaction. We did not sell the debt securities that we had repurchased in 2009 and 2008. These debt securities have been recorded at their estimated fair value of $15.2 million.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Six Months Ended June 30, 2010 and 2009
Other Commercial Finance Segment
Other Expenses, page 62
16.	We note your disclosure on page 62 that you acquired $71.5 million of loans through foreclosure during the second quarter of 2010 and that you recorded a provision for loan losses of $23.7 million on these loans. In addition, we note that for the six months ended June 30, 2010 you recorded a provision for loan losses on these loans of $38.9 million. Please tell us the following related to the original loan foreclosed upon during the six months ended June 30, 2010:

•	The type of loan (commercial real estate, real estate, construction, etc.);

•	When the loan was originated and when it was foreclosed upon;

•	The balance outstanding and allowance for loan losses associated with the loan at December 31, 2009 and March 31, 2010, as applicable;

•	If the loan was on non-accrual and/or considered impaired;

•	The date and amount of the last appraisal or valuation obtained for the loan, as applicable;

•	The types of loans acquired through foreclosure; and

•	Your valuation process for the loans acquired through foreclosure.
Response: Historically, one of our products has been to make loans to finance companies that make loans to consumers. Such loans on our balance sheet are typically secured by a portfolio of underlying consumer loans as well as any assets that our borrowers may have obtained through foreclosure. Many of these lenders made loans based upon underlying real estate collateral. The loans were underwritten such that the payments of principal and interest on the underlying loans were sufficient to make payments of principal and interest on our loan.
During the recent credit crisis, many of the underlying consumer loans in these portfolios became non-performing leading to the impairment of our collateral-dependent loans. Ultimately, this resulted in our foreclosure of these loans where we obtained the underlying portfolios in satisfaction of our loans. As these consumer loans are not the types of loans typically contained in our portfolio, we classified these loans acquired through foreclosure (as well as any associated REO assets) in other assets on our consolidated balance sheet.
As of June 30, 2010 and December 31, 2009, we had $71.5 million and $127.2 million, respectively, of loans acquired through foreclosure, net of valuation allowances of $5.4 million and $2.8 million, respectively, which were recorded in other assets in our consolidated balance sheets. For the six months ended June 30, 2010, we recorded a provision for loan receivables losses of $38.9 million related to loans acquired through foreclosure as a component of net expense of real estate owned and other foreclosed assets in our consolidated statements of operations.
These loan receivables were obtained from foreclosures related to seven individual borrowers. See Schedule B for a list of these borrowers as well as the type of loan, when the loan was originated and when it foreclosed upon, the types of loans foreclosed upon, as well as the accrual and impairment status of the underlying consumer loans currently held. As all of the foreclosures occurred prior to December 31, 2009, there are no balances associated with the original loans, and the original loans do not have an accrual or impairment status. However, at the time of foreclosure on the original loans, all such loans were classified as impaired and were on non-accrual status.

When the loans to our finance company borrowers were originated, given the rediscount nature of the original loans and large volume of underlying assets, we relied on appraised values as provided by our borrowers at the time the underlying consumer notes were pledged to the respective facilities and subsequently obtained broker price opinions at various dates throughout the life of the respective loans.
Upon foreclosure, we recorded the acquired portfolios of consumer loans at the estimated fair value, which was determined using methodologies that segregated the respective portfolios into performing and non-performing segments to determine valuation. Obtaining third-party appraisals for the large number of small-balance loans was not practical. Key inputs used to derive fair value include default and recovery rates, market discount rates, and the underlying value of the collateral, which may have been supported by appraisals or broker price opinions. Estimated fair values are periodically updated to reflect current market data and actual sales trends, which coupled with a continued deterioration in the performance of the underlying loans drove the valuation adjustments recorded in 2010.
CapitalSource Bank Segment
Credit Quality and Allowance for Loan Losses, page 66
17.	We note from your disclosure on page 66 the commercial real estate loans have continued to drive the increase in provision for loan losses, charge-offs, and delinquent and non-accrual loan categories. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts for your CapitalSource Bank and Other Commercial Finance segments whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.
Response: During the six months ended June 30, 2010 and the year ended December 31, 2009, CapitalSource Bank restructured three commercial real estate loans into new loans using an “A note / B note” structure where the B note component has been fully charged off. The contractual principal balances of these three loans prior to the restructurings totaled $104.0 million. In connection with the restructurings, $10.6 million of debt was forgiven and charged off, $6.0 million was collected as principal payments, leaving $66.5 million of A notes and $20.9 million of B notes. The B notes, while legally enforceable, were immediately charged off upon restructuring. Through June 30, 2010, the Other Commercial Finance segment has not restructured any loans using the A note / B note structure.
The workout strategy discussed above results in the A note equaling a balance the borrower can service and has been underwritten to a loan to value ratio based on the current collateral valuation. The A note may be upgraded based on the revised terms and management’s assessment of the borrower’s ability and intent to repay. The A note is structured at a market interest rate, and the A note debt service is typically covered by the in-place property operations allowing it to be placed on accrual status. The reduced loan amount induces the borrower to continue to support the loan and maintain the collateral despite the observed reduction in the collateral value. The B notes usually bear no interest or an interest rate significantly below the market rate. The A notes contain amortization provisions, and the B notes require amortization only after the full repayment of the A notes.
Accrual status for each loan, including restructured A notes, is considered on a loan by loan basis. The newly established principal balance of the A note is set at a level where the borrower is expected to keep the loan current and where the underlying collateral value adequately supports the loan. The revised structure is intended to allow the A loan to be placed on accrual status.
All loans that have undergone this A note/B note restructuring are considered troubled debt restructurings. The A notes are deemed impaired and remain so classified for at least one year from the date of the restructuring. After one year, the A notes are evaluated quarterly to determine if the loan performance has complied with the terms of the troubled debt restructuring such that the impairment classification may be removed.
We will revise future filings as requested.
Other Commercial Finance Segment
Other Commercial Finance Segment Loan Portfolio Composition, page 68

18.	We note from your disclosures that your real estate construction portfolio for the Bank and Other Commercial Finance segments totaled $1.22 and $1.03 billion at December 31, 2009 and June 30, 2010 which represented about 14.7% and 10.6% of your total loan portfolio. We also note that this portfolio has a relatively high amount of credit risk and you expect the level of charge offs in this portfolio to continue to be volatile. Please revise future filings to disclose the following information related to construction loans with interest reserves:
•	Your policy for recognizing interest income on these loans.

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

•	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

•	Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.
Response: We will revise future filings as requested.
Commitments, Guarantees & Contingencies, page 75
19.	We note on page 172 of your Form 10-K that you identified a conditional asset retirement obligation related to the future removal and disposal or asbestos contained within your direct real estate investment properties. In addition, we note that as of June 30, 2010 you have sold all your real estate investment properties. Please tell us and include in future filings the following related to your asset retirement obligation:
•	If you still have an obligation for future removal and disposal of asbestos from these real estate properties after the sales;

•	If so, whether the sales of the properties impact your ability to determine your obligation in the future; and

•	An estimate of the possible loss or range of loss for the obligation.
Response: As of June 30, 2010, we had sold all of our direct real estate investment properties. We are responsible for indemnifying the current owners for any remediation, including costs of removal and disposal of asbestos that existed prior to the sales, through the third anniversary date of the sale. We will recognize any remediation costs if notified by the current owners of their intention to exercise their indemnification rights, however, no such notification has been received to date. As of June 30, 2010, sufficient information was not available to estimate our potential liability for conditional asset retirement obligations as the obligations to remove the asbestos from these properties continue to have indeterminable settlement dates.
We will revise future filings as requested.
Credit Risk Management
Concentrations of Credit Risk, page 76
20.	We note your disclosure on page 76 that 20% or $1.5 billion of your loan portfolio at June 30, 2010 consisted of loans to six clients and five were performing in accordance with the terms of the agreements. Please tell us and include in future filings the following related to your largest credit relationships, including these six as of June 30, 2010:
•	The type of loans and industry for each credit;

•	Total amount of loans at origination and current lending commitment;

•	Total outstanding balance on these loans at June 30, 2010;

•	Whether the loans are performing, and if not, the allowance for loan losses associated with the loan(s), as applicable.

•	The underlying collateral supporting the loans; and

•	The last appraisal obtained for the collateral supporting the loans, as applicable.
Response: See Schedule C attached for a summary of our six largest credit relationships as of June 30, 2010.
We will revise future filings as requested.
Proxy Statement
21.	Please revise, in future filings, to provide the disclosures required by Item 407(e)(3)(iii) (aggregate fees paid to compensation consultants) and Item 402(s) (compensation risk analysis) of regulation S-K.
Response: We did not have consultant fees or compensation risks in 2009 that required disclosure pursuant to the applicable rules. We will revise future filings as requested to provide such disclosures to the extent required pursuant to the applicable rules.
* * * *
In connection with its responses to the foregoing comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning these matters, please do not hesitate to call me at (301) 841-2714.
Sincerely,
/s/ Donald F. Cole
Donald F. Cole
Chief Financial Officer

Schedule A
Ten Largest Non-performing Credit Relationships as of June 30, 2010

								Date of		Amount
							Underlying	Last		of Last
					Allowance	Date of	Collateral	Appraisal		Appraisal
	Loan			Origination	for Loan	Non –	Supporting	of		of
Relationship	Balance	Type of Loan	Industry	Date	Losses	Accrual	Loans	Collateral		Collateral
($ in thousands)
1	$161,387	Real Estate - Construction	Accommodation and Food Services	6/27/2007	$16,725	3/2010	Hotel	6/4/2010		$182,000
2	89,837	Real Estate	Accommodation and Food Services	4/30/2007	1,892	6/2010	Multiple Vacation Properties	1/1/08 - 10/31/09		125,611
3	76,362	Real Estate - Construction	Construction	12/21/2005	—	N/A	Land	6/1/2010		168,300
4	70,358	Real Estate - Construction	Construction	6/8/2006	—	N/A	Land	2/5/2010		195,000
5	47,629	Commercial	Retail Trade	10/15/2007	471	12/2009	Enterprise Value	N/A	(1)	N/A	(1)
6	47,129	Real Estate - Construction	Construction	5/12/2006	8,334	6/2009	Land	4/21/2006		92,400
7	45,103	Real Estate - Construction	Accommodation and Food Services	1/25/2007	24,957	8/2009	Hotel	4/23/2010		29,500
8	43,258	Real Estate - Construction	Construction	1/20/2006	—	6/2009	Land	6/14/2010		48,060
9	38,620	Commercial	Professional, Scientific, and Technical Services	6/18/2001	3,540	1/2010	Enterprise Value	N/A	(1)	N/A	(1)
10	36,287	Real Estate - Construction	Construction	3/10/2006	16,353	12/2009	Land	6/14/2010		25,000

Total	$655,970

(1)	Loan is secured by the enterprise value of the borrower for which we estimate the value by using internally developed estimates.

Schedule B
Summary of Loans Acquired in Foreclosure as of June 30, 2010

		Origination	Foreclosure
Borrower	Type of Loan	Date	Date	Accrual?	Impaired?
1
Commercial – secured by a portfolio of residential and commercial mortgage receivables secured by a variety of property types including: (i) single family residences; (ii) multifamily apartments; (iii) condominiums; (iv) mixed-used property; (v) office buildings; and (vi) industrial buildings
		July 2006	November 2009	No	Yes
2	Commercial – secured by a portfolio of sub-prime residential mortgage receivables	June 2005	July 2009	No	Yes
3	Commercial – secured by a portfolio of mortgage receivables secured by land parcels	October 2004	December 2009	No	Yes
4	Commercial – secured by a portfolio of mortgage receivables secured by 1-4 family houses; apartment houses, commercial properties and condo/co-op apartments	May 2003	July 2009	No	Yes
5	Commercial – secured by a portfolio of receivables secured by residential hard-money mortgages	August 2005	August 2009	No	Yes
6	Commercial – secured by a portfolio of receivables secured by sub-prime consumer residential mortgages	June 2006	April 2009	No	Yes
7	Commercial – secured by a portfolio of receivables secured by sub-prime residential mortgages	June 2007	April 2009	No	Yes

Schedule C
Summary of Our Six Largest Credit Relationships as of June 30, 2010
($ in thousands)

											Amount of
						Loan			Underlying		Last
		Percent			Amount of	Commitment(s)		Allowance	Collateral	Date of Last	Appraisal
	Loan	of Total	Type of		Loan(s) at	as of June 30,		for Loan	Supporting	Appraisal of	of
Relationship	Balance	Portfolio	Loan(s)	Industry	Origination	2010	Performing?	Losses	Loans	Collateral	Collateral
1	$371,270	4.8%	Commercial and Real Estate	Health Care and Social Assistance	$607,180	$371,270	Yes	$—	Stock Pledge	N/A	N/A (1)

2	349,260	4.6%	Commercial and Real Estate - Construction	Accommodation and Food Services and Finance and Insurance	173,663	354,502	Yes	—	Timeshare Receivables and Real Estate	August 2000 to December 2008	$222,483 (2)

3	277,781	3.6%	Real Estate	Accommodation and Food Services	5,006	281,641	Yes	—	Portfolio of Vacation Properties	Various ranging from August 2004 to December 2009	689,260

4	247,796	3.2%	Real Estate	Health Care and Social Assistance	385,000	247,796	Yes	—	Nursing Care Facilities	May 2010	458,500 (3)

5	161,387	2.1%	Real Estate - Construction	Accommodation and Food Services	60,130	195,185	No	16,725	Hotel	June 2010	182,000

6	122,922	1.6%	Commercial and Real Estate	Health Care and Social Assistance	122,248	147,900	Yes	—	Nursing Care Facilities and Accounts Receivable	January 2005	134,710 (4)

	$1,530,416	19.9%			$1,353,227	$1,598,294

(1)	The collateral that secures our loan balance of $371.3 million as of June 30, 2010 is a stock pledge of the parent company that owns nursing care facilities valued at $2.1 billion based on appraisals dated May and June 2007. Others have issued senior debt of $1.3 billion secured by the nursing care facilities as of June 30, 2010.

(2)	The appraisal information relates to multiple parcels of real estate and was not relied upon in our underwriting of this credit relationship. The primary collateral that secures our loan balance of $349.3 million as of June 30, 2010 is timeshare receivables.

(3)	The collateral secures our loan balance of $247.8 million and a loan balance of $83.6 million participated to others as of June 30, 2010.

(4)	The nursing care facilities collateral secures $96.9 million of our loan balance as of June 30, 2010. The remainder of the loan balance of $26.0 million as of June 30, 2010 is secured by accounts receivable.